RADIO ONE, INC.
5900 Princess Garden Parkway
Lanham, MD 20706

June 16, 2010

To:
The holders of Radio One, Inc.’s (the “Company”):  (i) 8 7/8% Senior Subordinated Notes due 2011 and (ii) 6 3/8% Senior Subordinated Notes due 2013, in each case, identified on the signature pages hereto:

This letter agreement (this “Agreement”) sets forth the terms and conditions on which each Existing Noteholder (as defined below) has agreed with the Company to participate in the transactions described herein, which will include: (i) an offer by the Company to all Eligible Holders (as defined below) of the Existing Notes (as defined below) to exchange (the “Exchange Offer”) any and all of its outstanding 8 7/8% Senior Subordinated Notes due 2011 (the “2011 Notes”) and any and all of its outstanding 6 3/8% Senior Subordinated Notes due 2013 (the “2013 Notes” and together with the 2011 Notes, the “Existing Notes”) for a new series of debt securities to be issued by the Company known as the 11.0%/12.0% Senior Grid Notes due 2017 (the “Exchange Notes”), which will be combined with a consent solicitation seeking an amendment to certain provisions of the Existing Notes that remain outstanding following the Exchange Offer (the “Consent Solicitation”); and (ii) a concurrent offering (the “Subscription Offer” and together with the Exchange Offer and the Consent Solicitation, the “Offers”) to all Eligible Holders of the right to subscribe to purchase for cash a new series of debt securities to be issued by the Company known as the 8.5%/9.0% Second Lien Senior Grid Notes due 2016 of the Company (the “Second Lien Notes” and, together with the Exchange Notes, the “New Notes”), the proceeds of which will be used by the Company to purchase not less than 15.0% and not more than 19.50% of the outstanding equity of TV One, LLC, a Delaware limited liability company (“TV One”) (the “TV One Financing”), of which the Company is currently a minority investor, from the Financial Investor Members and, possibly, the Class D Members (each as defined in the Second Amended and Restated Limited Liability Company Operating Agreement of TV One, dated as of December 28, 2004, as amended) (the “TV One Acquisition” and, together with the Offers and the TV One Financing, the “Transactions”).    Capitalized terms used, but not defined, herein have the meaning given to such terms in the Offering Memorandum of the Company, dated as of June 16, 2010, attached hereto as Exhibit A (as attached, with only such modifications, amendments or waivers as are permitted hereunder, the “Offering Memorandum”).

In exchange for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and each undersigned beneficial owner of, or holder of investment authority over, Existing Notes (and each such entity’s permitted transferees of Existing Notes, as set forth in Section 1.02, and permitted transferees of a Backstop Commitment (as defined below), as set forth in Section 2.03), (each such holder, an “Existing Noteholder” and collectively, the “Existing Noteholders”) intending to be legally bound, hereby agree as follows:

1. The Exchange Offer and Consent Solicitation; Transfers; Acquisitions; Amendments.

Section 1.01 Exchange Offer and Consent Solicitation.

(a) Subject to the provisions of this Agreement, as promptly as reasonably practicable after the date of this Agreement, but in any event no later than the fifth business day following the date hereof, the Company shall commence the Exchange Offer and Consent Solicitation on the terms and conditions set forth in the Offering Memorandum.  The Exchange Offer and Consent Solicitation will be made only to a holder of Existing Notes that has certified to the Company that it is (i) an institutional investor that is an “accredited investor” (as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”)), (ii) a “qualified institutional buyer,” or QIB, as that term is defined in Rule l44A under the Securities Act, or, (iii) for a holder located outside the U.S., a “non-U.S. person” as defined in Regulation S under the Securities Act (each, an “Eligible Holder” and, collectively, the “Eligible Holders”).

(b) The expiration date of the Exchange Offer and the Consent Solicitation shall be the twentieth business day following the commencement of the Exchange Offer.  Notwithstanding the foregoing, the Company may, without the consent of any Existing Noteholder, extend the Exchange Offer and the Consent Solicitation at any time, and from time to time:  (i) if at the then scheduled expiration date of the Exchange Offer and Consent Solicitation any of the conditions to the Exchange Offer or Consent Solicitation shall not have been satisfied or waived, until such time as such conditions are satisfied or waived; or (ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff applicable to the Exchange Offer (which in the case of either clause (i) or (ii) shall not, in any event, affect any right of termination pursuant to Section 4 hereof).

(c) The Exchange Offer and the Consent Solicitation shall be subject only to the conditions set forth in the Offering Memorandum (the “Offer Conditions”) and shall be otherwise on the terms and conditions in this Agreement, provided that the Company expressly reserves the right to waive any condition to the Exchange Offer and the Consent Solicitation or modify the terms of the Exchange Offer and the Consent Solicitation to the extent permitted in Section 3.01 hereof.

(d) Subject to the satisfaction or waiver of the terms and conditions herein and in the Offering Memorandum, each of the Existing Noteholders hereby agrees that it shall:  (i) tender or cause to be tendered and not withdrawn all of the Existing Notes it beneficially owns in the Exchange Offer as soon as reasonably practicable after the commencement of the Exchange Offer and (ii) to the extent such Existing Notes are held by the Existing Noteholder in book-entry form, such Existing Noteholder shall instruct its nominee or custodian to transfer such Existing Notes to the depositary for the Exchange Offer pursuant to the Automated Tender Offer Program of The Depositary Trust Company as soon as reasonably practicable after the commencement of the Exchange Offer.

(e) Each of the Existing Noteholders agrees that it shall (i) refrain from directly or indirectly, (A) supporting or consenting to any other restructuring, exchange offer, consent solicitation, sale or acquisition relating to the Company or its subsidiaries or TV One, (B) instructing The Bank of New York (as successor in interest to United States Trust Company of New York), as trustee (the “Trustee”) under the Indenture, dated as of May 18, 2001, by and between the Company, the Guarantors named therein, and the Trustee, pursuant to which the 2011 Notes were issued (as amended and supplemented from time to time, the “2011 Notes Indenture”), to take any action that is inconsistent with the terms and conditions of this Agreement and (C) instructing the Bank of New York, as trustee under the Indenture, dated as of February 10, 2005, by and between the Company, the Guarantors named therein, and the Trustee, pursuant to which the 2013 Notes were issued (as amended and supplemented from time to time, the “2013 Notes Indenture” and, together with the 2011 Notes Indenture, the “Existing Indentures”), to take any action that is inconsistent with the terms and conditions of this Agreement and (ii) if the Trustee takes or threatens any of the foregoing or similar actions, inform the Trustee that it does not support such action and, to the extent applicable, vote in its capacity as a holder of the applicable series of Existing Notes against such action.

(f) The Company agrees (i) to conduct the Exchange Offer and Consent Solicitation in compliance with the Offering Memorandum, this Agreement and the terms of the Existing Indentures, (ii) to use commercially reasonable efforts to effectuate and consummate the Exchange Offer and Consent Solicitation on or prior to July 31, 2010, and (iii) until such time as the Exchange Offer and Consent Solicitation are consummated or terminated in accordance with their terms and the termination of this Agreement in accordance with its terms, not to offer or give any consideration of any kind to any person or entity as an inducement to cause any holder of Existing Notes to participate in the Exchange Offer and Consent Solicitation, or purchase, redeem or retire its Existing Notes unless the Company has previously offered or offers concurrently such consideration, purchase, redemption or retirement on the same terms and conditions to the Existing Noteholders on account of their Existing Notes.

(g) In the event the Early Settlement Date has not occurred on or prior to the date that is 7 business days following the Early Settlement Time, then all Existing Notes tendered and not withdrawn as of such time shall be returned to the applicable Existing Noteholder on the eighth business day following the Early Settlement Time. If this Agreement is terminated pursuant to the terms of Section 4.01, then all Existing Notes tendered and not withdrawn as of such time shall be returned to the applicable Existing Noteholder within two business days following the date of such termination and no Existing Noteholder shall have any obligation to tender its Existing Notes as part of the Exchange Offer or consent to the Proposed Amendments in the Consent Solicitation and the terms of the Offering Memorandum shall also provide that no Existing Noteholder shall have any obligation to tender its Existing Notes as part of the Exchange Offer or to consent to the Proposed Amendments in the Consent Solicitation in the event this Agreement is terminated in accordance with its terms.

Section 1.02 Prohibition on Transfer of Existing Notes.

(a) Each Existing Noteholder agrees that, without the prior written consent of the Company, it shall not sell, assign, pledge, transfer or otherwise dispose of, nor permit the sale, assignment, pledge, transfer or other disposition (each a “Transfer”), of any beneficial ownership interest in the Existing Notes it beneficially owns other than to tender them into the Exchange Offer; provided, however, that without the Company’s consent, each Existing Noteholder may Transfer Existing Notes to (i) another Existing Noteholder (without the need for any further Joinder, as described below), (ii) any of its affiliates who executes and delivers to the Company and the Existing Noteholders the form of Joinder attached hereto as Exhibit B, agreeing to be bound by the obligations of such Existing Noteholder under this Agreement relating to the Existing Notes, or (iii) any other person or entity who executes and delivers to the Company and the Existing Noteholders within three business days of the settlement of such Transfer (but in any event prior to the Early Settlement Time), the form of Joinder attached hereto as Exhibit B, agreeing to be bound by the obligations of such Existing Noteholder under this Agreement relating to the Existing Notes.  Any Existing Noteholder Transferring Existing Notes pursuant to clause (i) of this Section 1.02(a)shall notify the Company in writing of such Transfer within three business days of such Transfer (but in any event prior to the Early Settlement Time ).

(b) In the case of Transfers pursuant to clause (i) of Section 1.02(a), upon such Transfer, the Transferring Existing Noteholder shall have no further obligations or liabilities under Section 1.01 on account of or with respect to Existing Notes it Transfers in accordance with the terms of such clause and, in the case of Transfers pursuant to clauses (ii) or (iii) of Section 1.02(a), upon the execution and delivery to the Company of the form of Joinder attached hereto as Exhibit B by such Transferring Existing Noteholder’s Transferee, the Transferring Existing Noteholder shall have no further obligations or liabilities under Section 1.01 on account of or with respect to Existing Notes it Transfers in accordance with either such clause.  For the avoidance of doubt, “beneficially owns” (and correlative terms thereof) means, for the purposes of this Agreement, the power, whether by contract or otherwise, to direct the exercise of the voting rights and the disposition of the Existing Notes or the right to acquire such rights; provided that Existing Notes beneficially owned by an affiliate of an Existing Noteholder shall not be deemed to be beneficially owned by such Existing Noteholder to the extent such affiliate and/or its beneficial ownership of Existing Notes were not included in calculating the aggregate ownership of Existing Noteholders set forth in Section 5.01(f).

Section 1.03 Additional Existing Notes.  Nothing in this Agreement shall be deemed to limit or restrict the ability or right of any Existing Noteholders to acquire any additional Existing Notes (“Additional Existing Notes”); provided, however, that in the event that any Existing Noteholder acquires beneficial ownership of any such Additional Existing Notes after the date hereof, such Additional Existing Notes shall immediately, upon such acquisition, become subject to the terms of this Agreement.

Section 1.04 Amendments to the Indenture.  The Offering Memorandum provides that each holder of Existing Notes that properly tenders Existing Notes pursuant to the Exchange Offer shall be deemed to have consented to those amendments to the Existing Indentures that are described therein under the caption “The Proposed Amendments” (the “Proposed Amendments”).  The Proposed Amendments will be effected through a supplemental indenture to each of the Existing Indentures (each a “Supplemental Indenture” and, collectively, the “Supplemental Indentures”).  Each Existing Noteholder hereby acknowledges and agrees that by exchanging its Existing Notes for the Exchange Notes, it will also be consenting to the Proposed Amendments pursuant to the Consent Solicitation and agrees to take such actions as may be reasonably necessary to effect such consent to the Proposed Amendments in accordance with the Existing Indentures.

2. TV One Financing and Backstop Commitment.

Section 2.01 TV One Financing.

(a) Concurrent with the commencement of the Exchange Offer and the Consent Solicitation in accordance with Section 1.01, the Company shall commence the Subscription Offer by offering to each Eligible Holder (including the Existing Noteholders): the opportunity to purchase at the TV One Closing (as defined below) (i) an aggregate principal amount of Second Lien Notes (at par) up to the amount (with a minimum subscription of $100,000 and in minimum incremental multiples of $100,000 above $100,000 or if less, the full amount) equal to the product (rounded to the nearest ($1,000)) of (1) a fraction, the numerator of which is the aggregate principal amount of Existing Notes validly tendered and not withdrawn by such Eligible Holder pursuant to the Exchange Offer and Consent Solicitation, and the denominator of which is the aggregate principal amount of all Existing Notes held by Eligible Holders and (2) $100.0 million, if at least 19.40% of the outstanding equity of TV One is to be purchased in the TV One Acquisition, or $88 million, if less than 19.40% of the outstanding equity of TV One is to be purchased in the TV One Acquisition, in either such case representing the aggregate principal amount of Second Lien Notes offered in the TV One Financing  (such product, in either such case, the “Pro Rata Amount”) and (ii) an amount of Second Lien Notes in excess of such Eligible Holder’s Pro Rata Amount (the “Additional Purchase” and the actual amount subscribed for by such Electing Holder, the “Subscription Amount”) to the extent that other Eligible Holders do not subscribe for Second Lien Notes, in each case on the terms and conditions as set forth in the Offering Memorandum.  The purchase and sale of the Second Lien Notes will be made in accordance with, and subject to the terms and conditions set forth in, the Note Purchase Agreement attached hereto as Exhibit C (the “Purchase Agreement”).  The Company expressly reserves the right to waive any term or condition of the Purchase Agreement to the extent permitted under Section 3.01.  The expiration of the Subscription Offer shall occur 10 business days following the launch of the Offers, subject to extension by the Company, but no later than the Expiration Time. Each Eligible Holder electing to purchase Second Lien Notes in accordance with and subject to the terms and conditions set forth in the Purchase Agreement is referred to herein as an “Electing Holder” and together, the “Electing Holders” and the aggregate amount of Second Lien Notes which the Electing Holders elect to purchase (including the amounts to be purchased by the Existing Noteholders as Eligible Holders pursuant to the Subscription Offer, as described more fully in Section 2.02 below) is referred to herein as the “Aggregate TV One Participation Amount”).

Section 2.02 Second Lien Notes Commitment.  Subject to the satisfaction or waiver of the terms and conditions set forth herein, in the Offering Memorandum and in the Purchase Agreement, each Existing Noteholder hereby agrees to,  as an Eligible Holder,  purchase from the Company at the TV One Closing, an aggregate principal amount of Second Lien Notes equal to such Existing Noteholder’s Pro Rata Amount or, if less, the amount set forth opposite such Existing Noteholder’s name on Schedule 1 (such Schedule 1 amount, its “Maximum Commitment”), at a purchase price payable in cash equal to 100% of the aggregate principal amount of such Second Lien Notes, subject to, in each case reduction or cutback for oversubscriptions.

Section 2.03 Backstop Commitment.

(a) Subject to the satisfaction or waiver of the terms and conditions set forth herein, in the Offering Memorandum and in the Purchase Agreement, each Existing Noteholder hereby agrees to purchase from the Company at the TV One Closing an aggregate principal amount of Second Lien Notes calculated as follows (for each Existing Noteholder, its “Backstop Commitment,” and such amount, its “Backstop Commitment Amount”): Each Existing Noteholder will purchase its Adjusted TV One Commitment Percentage of the TV One Note Subscription Deficiency.  The “TV One Note Subscription Deficiency” is the difference between $100 million, if at least 19.40% of the outstanding equity of TV One is to be purchased at the TV One Closing, or $88 million, if less than 19.40% of the outstanding equity of TV One is to be purchased at the TV One Closing, and the Aggregate TV One Participation Amount.  The “Adjusted TV One Commitment Percentage” for each Existing Noteholder is the percentage equivalent of a fraction, the numerator of which is equal to such Existing Noteholder’s Maximum Commitment less the aggregate amount of Second Lien Notes such Existing Noteholder elected to purchase as an Eligible Holder, as described in Section 2.02 above (such difference, an “Unfunded Maximum Commitment”), and the denominator of which is the sum of all Unfunded Maximum Commitments for the Existing Noteholders.  It is understood that (i) in the event an Existing Noteholder’s Maximum Commitment is equal to or less than its Pro Rata Amount, its Backstop Commitment Amount calculated above shall be zero, the intent being that no Existing Noteholder shall be obligated to purchase more than its Maximum Commitment under this Agreement and (ii) in the event an Electing Holder fails to purchase its allocated portion of Second Lien Notes at the TV One Closing, the TV One Note Subscription Deficiency shall be increased to reflect such defaulting Electing Holder’s failure to purchase its allocated portion of Second Lien Notes and each Existing Noteholder’s Backstop Commitment Amount will be similarly increased, but, in no event, in excess of such Existing Noteholder’s Maximum Commitment.

(b) Any Transfer by an Existing Noteholder of all or any portion of its Maximum Commitment (and corresponding Backstop Commitment and, if after the Subscription Offer Expiration Time, proportionate Subscription Amount) shall require the prior written consent of the Company (not to be unreasonably withheld); provided that without the Company’s consent, an Existing Noteholder may transfer its Maximum Commitment (and corresponding Backstop Commitment and, if after the Subscription Offer Expiration Time, proportionate Subscription Amount) to another Existing Noteholder or to one of such Existing Noteholder’s affiliates or funds or accounts under management by such Existing Noteholder’s investment manager.  Any Transferee of a Maximum Commitment must execute and deliver to the Company and the Existing Noteholders the form of Joinder attached hereto as Exhibit B, agreeing to be bound by the obligations of the Transferring Existing Noteholder with respect to its Maximum Commitment, or portion thereof, Transferred to such Transferee (and corresponding Backstop Commitment and, if after the Subscription Offer Expiration Time, proportionate Subscription Amount), and upon such execution and delivery, the Transferring Existing Noteholder shall have no further obligations or liabilities under this Agreement arising on account of or with respect to the portion of such Maximum Commitment so transferred.

(c) As consideration for the Backstop Commitment, the Company shall pay to the Existing Noteholders $400,000.00 per month, commencing on January 25, 2010, payable in advance on the first business day of each month until the termination of this Agreement, with the first such payment due and payable on the date hereof for the period from January 25, 2010 to the date of this Agreement in the amount of $1,867,397.26.  This fee shall be allocated to each Existing Noteholder pro rata based on the amount of each Existing Noteholder’s Maximum Commitment relative to the aggregate amount of Maximum Commitments.

Section 2.04 Purchase Agreement.

(a) (i) By (A) delivering its Subscription Amount to the Subscription Agent prior to the Subscription Offer Expiration Time and (B) executing and returning the Subscription Certificate attached to the Purchase Agreement to the Subscription Agent prior to the Subscription Offer Expiration Time, each Electing Holder, other than the Existing Noteholders will, at the Early Settlement Time, become party to and bound by the Purchase Agreement, effective as of the Early Settlement Time, pursuant to which, subject to the terms and conditions set forth therein, each Electing Holder that is not an Existing Noteholder will agree to purchase the Subscription Amount of Second Lien Notes provided for in such Electing Holder’s Subscription Certificate, in each case, subject to reduction or cutback for oversubscriptions.

(ii) By executing and returning the Subscription Certificate attached to the Purchase Agreement to the Subscription Agent prior to the Subscription Offer Expiration Time, each Electing Holder that is an Existing Noteholder will, subject to the delivery of the Officer’s Certificate (as defined below), at the Early Settlement Time, become party to and bound by the Purchase Agreement effective as of the Early Settlement Time, pursuant to which, subject to the terms and conditions set forth herein and therein, each Existing Noteholder will agree to purchase the Subscription Amount of Second Lien Notes provided for in such Existing Noteholder’s Subscription Certificate, plus with respect to such Existing Noteholder, an additional amount equal to its Backstop Commitment Amount, if any, but in any event, not to exceed such Existing Noteholder’s Maximum Commitment, in each case, subject to reduction or cutback for oversubscriptions.

(b) At  the Early Settlement Time, the Company shall deliver to each Existing Noteholder a notice (a “Backstop Notice”)  setting forth the Aggregate TV One Participation Amount and, accordingly, the Backstop Commitment Amounts for all Existing Noteholders and such Existing Noteholder’s Backstop Commitment Amount, if any, with instructions for such Existing Noteholder to use its best efforts to deliver its Subscription Amount and Backstop Commitment Amount, if any, to the Subscription Agent as soon as practicable (but, in any event, no later than 3:00 p.m. New York City time on the date that is two business days following the Early Settlement Time, in accordance with the instructions provided in the Backstop Notice.  The TV One Closing shall be the same date as the closing of the TV One Acquisition but in any event, not more than 7 business days following the Early Settlement Time.  In no event shall any Existing Noteholder have any obligation to purchase Second Lien Notes under this Agreement in an amount which exceeds its Maximum Commitment.

(c) The Company shall not obtain control over or any interest in the funds provided (or to be provided) to the Subscription Agent pursuant to the Subscription Offer or Backstop Commitment until the Early Settlement Date (which is the date that is no more than 7 business days following the Early Settlement Time).  The Early Settlement Date, as used in this Agreement, is the date upon which all of the following will occur (subject to all the terms and conditions of this Agreement, the Offering Memorandum and the Purchase Agreement), the Company:  (i) issues the Exchange Notes in respect of the tendered Existing Notes; (ii) enters into the Supplemental Indentures to the Existing Indentures; (iii) issues the Second Lien Notes under the Purchase Agreement to the Electing Holders (including the Existing Noteholders) and directs the Subscription Agent to deliver the aggregate Subscription Amount in accordance with the Funds Flow (as defined below); (iv) enters into the New Senior Credit Facility and related agreements and (v) consummates the TV One Closing. In the event the Early Settlement Date has not occurred on or prior to the date that is 7 business days following the Early Settlement Time, then the Subscription Agent shall return all Subscription Amounts and Backstop Commitment Amounts, together with any interest earned on such amounts while in the possession of the Subscription Agent, delivered by Existing Noteholders to the applicable Existing Noteholder on the eighth business day following the Early Settlement Time. If this Agreement is terminated pursuant to the terms of Section 4.01, then the Subscription Agent shall return all Subscription Amounts and Backstop Commitment Amounts, together with any interest earned on such amounts while in the possession of the Subscription Agent, delivered by all Electing Holders (including the Existing Noteholders) within 2 business days of the date of such termination and no Existing Noteholders shall have any obligation to purchase any Second Lien Notes and the terms of the Offering Memorandum and the Purchase Agreement shall also provide that no Electing Holder (including the Existing Noteholder) shall have any obligation to purchase any Second Lien Notes in the event the Purchase Agreement is terminated in accordance with its terms.

(d) The consummation of the sale and purchase of the Second Lien Notes to the Electing Holders (including the Existing Noteholders) (the “TV One Closing”) will take place in accordance with the terms, conditions and provisions of the Purchase Agreement, this Agreement (solely with respect to the Existing Noteholders) and the Offering Memorandum.
(e) As a condition precedent to the Early Settlement Time and the Existing Noteholders’ obligations to enter into the Purchase Agreement, at or immediately prior to the Early Settlement Time, but in any event, prior to the Company and the Electing Holders becoming bound under the terms of the Purchase Agreement, counsel to the Existing Noteholders (on behalf of the Existing Noteholders) shall have received:

(i)  a certificate signed on behalf of the Company by an executive officer of the Company to the effect that (A) each of the Company’s representations and warranties contained in this Agreement shall be true and correct (disregarding for these purposes any qualification in such representation and warranty relating to materiality or Material Adverse Effect) as of the Early Settlement Time as if made on and as of such date, except to the extent any such representation or warranty addresses matters only as of an earlier date, in which case, such representations and warranties shall be true and correct as of such earlier date (disregarding for these purposes any qualification in such representation and warranty relating to materiality or Material Adverse Effect), in either case, except as could not reasonably be expected to result in a Material Adverse Effect and (B) the Company shall have performed or complied in all material respects  with all obligations, covenants and agreements (except that the Company shall have performed or complied with the obligations, covenants and agreements set forth in Section 2.06 in all respects) required to have been performed or complied with by it under this Agreement at or prior to the Early Settlement Time (the “Officer’s Certificate”);

(ii) an executed copy of the Subscription Agent Agreement (or an amendment and restatement thereof) making adequate provision for the payment of fees and expenses of the Existing Noteholders’ advisors, pursuant to Section 6.14(a), on the Early Settlement Date out of the proceeds of the Subscription Offer in accordance with the terms of a detailed flow of funds and wire transfer instructions (the “Funds Flow”).

Section 2.05 Company Obligations.

The Company agrees (a)  to conduct the Subscription Offer in compliance with the terms of the Offering Memorandum and this Agreement, (b) to use commercially reasonable efforts to effectuate and consummate the TV One Acquisition and the TV One Financing on the terms and conditions in the Offering Memorandum and the Purchase Agreement in each case prior to July 31, 2010, (c) not (directly or through one or more of its subsidiaries or affiliates or directly or indirectly through TV One or any of its affiliates) to offer or give any consideration of any kind to any person or entity as an inducement to cause any holder of Existing Notes to subscribe for Second Lien Notes (including any purchase, redemption or retirement of any Existing Notes held by such person or entity) unless the Company has previously offered or offers concurrently such consideration, or purchase, redemption or retirement, on the same terms and conditions to all of the Existing Noteholders and (d) not (directly or indirectly through one or more of its subsidiaries or affiliates or directly or indirectly through TV One or any of its affiliates) to, through one or more transactions, obtain funds for the TV One Acquisition through any other transaction or source of third-party financing (whether equity or debt financing), other than through the Subscription Offer and Backstop Commitment as set forth in this Agreement (any such other transaction or financing, an “Alternative Transaction”).  Notwithstanding the foregoing, in no event will the acquisition of funds by the Company or one or more of its subsidiaries or affiliates or through TV One or any of its affiliates (whether direct or indirect or through one or more transactions) through any other transaction or other source of third-party financing (whether equity or debt financing), which funds are solely used to acquire 5% or less of the outstanding equity of TV One from Class D Members, be deemed an Alternative Transaction.

Section 2.06 Interest Rate Adjustment.

(a) Second Lien Notes. The Company agrees to increase each of the potential interest rates on the Second Lien Notes (i.e, 8.5% and 9.0%) by the amount that is equal to the greater of (a) the sum of (i) the Applicable Margin with respect to Term Loans maintained as LIBOR Loans, (ii) the LIBOR Floor and (iii) one-fourth of the amount of any original issue discount (“OID”), on the Term Loans as of the Early Settlement Date minus 6.25% and (b) the sum of (i) the Applicable Margin with respect to Term Loans maintained as Base Rate Loans, (ii) the Base Rate Floor and (iii) one-fourth of the amount of any OID on the Term Loans as of the Early Settlement Date minus 6.25%, in each case as such capitalized terms are defined in the Summary of Principal Terms and Conditions attached as Exhibit B (the “NSCF Term Sheet”) to the $400,000,000 Senior Secured Credit Facilities Commitment Letter, dated as of June 16, 2010, by and among the Company and Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc. (the “Commitment Letter”), which Commitment Letter together with the NSCF Term Sheet, is attached to this Agreement as Exhibit E, and, subject to Section 3.01, as each such term is modified and reflected in the definitive documentation governing the New Senior Credit Facility as in effect on the Early Settlement Date, up to a maximum adjustment to each of the interest rates on the Second Lien Notes of 1.75% per annum (the “Second Lien Adjustment Cap”).   Any such increase to the interest rates for the Second Lien Notes shall only be made in increments of 0.125% with any increase that is not in an increment of 0.125% being rounded up to the next closest increment of 0.125%. Any such increase to the interest rates for the Second Lien Notes shall be appropriately reflected in the Purchase Agreement and the other Definitive Documentation (as defined below) with respect to the Second Lien Notes, including an appropriate increase in the redemption prices set forth in the section entitled "Optional Redemption" under the caption "Description of Second Lien Notes" in the Offering Memorandum to reflect the increase in the initial interest rate of the Second Lien Notes and, notwithstanding anything in Section 3.01 to the contrary, the modifications to reflect such increase to the interest rates of the Second Lien Notes not in excess of the Second Lien Adjustment Cap shall not require the consent or approval of the Requisite Noteholders or any Existing Noteholder.

(b) Exchange Notes. The Company agrees to increase each of the potential interest rates on the Exchange Notes (i.e, 11.0% and 12.0%) by the amount that is equal to the greater of (a) the sum of (i) the Applicable Margin with respect to Term Loans maintained as LIBOR Loans, (ii) the LIBOR Floor and (iii) one-fourth of the amount of any OID on the Term Loans as of the Early Settlement Date minus 7.25% and (b) the sum of (i) the Applicable Margin with respect to Term Loans maintained as Base Rate Loans, (ii) the Base Rate Floor and (iii) one-fourth of the amount of any OID on the Term Loans as of the Early Settlement Date minus 7.25%, up to a maximum adjustment to each of the interest rates on the Exchange Notes of .75% per annum (the “Exchange Adjustment Cap”).  Any such increase to the interest rates for the Exchange Notes shall only be made in increments of 0.125% with any increase that is not in an increment of 0.125% being rounded up or down to the next closest increment of 0.125%. Any such increase to the interest rates for the Exchange Notes shall be appropriately reflected in a supplement to the Offering Memorandum and the other Definitive Documentation with respect to the Exchange Notes and, notwithstanding anything in Section 3.01 to the contrary, the modifications to reflect such increase to the interest rates of the Exchange Notes not in excess of the Exchange Adjustment Cap shall not require the consent or approval of the Requisite Noteholders or any Existing Noteholder.

(c) Notwithstanding anything in this Agreement, the Offering Memorandum or the Purchase Agreement to the contrary, the Company may not change any of the Applicable Margin with respect to Term Loans maintained as LIBOR Loans, the Applicable Margin with respect to Term Loans maintained as Base Rate Loans, the LIBOR Floor, the Base Rate Floor or the amount of any OID on the Term Loans as of the Early Settlement Date without the prior written consent or approval of Existing Noteholders beneficially owning  $169,107,400 or more in aggregate principal amount of the Existing Notes, if, after giving effect to such change, either (i) the sum of (A) the Applicable Margin with respect to Term Loans maintained as LIBOR Loans, (B) the LIBOR Floor and (C) one-fourth of the amount of any OID on the Term Loans as of the Early Settlement Date would be greater than 8.00%, or (ii) the sum of (A) the Applicable Margin with respect to Term Loans maintained as Base Rate Loans, (B) the Base Rate Floor and (C) one-fourth of the amount of any OID on the Term Loans as of the Early Settlement Date would be greater than 8.00%.

3. Documentation and Conditions

Section 3.01 Documentation.

(a) The Company and the Existing Noteholders hereby covenant to one another to use their commercially reasonable efforts, as expeditiously as possible, to perform their respective obligations under this Agreement and to take such actions as may be reasonably necessary to consummate the Transactions on the terms and conditions as set forth in the Offering Memorandum and related documentation.

(b) In addition to the Offering Memorandum, the Transactions shall be effected by, and subject to the terms and conditions of, (i) the Purchase Agreement, (ii) the Intercreditor Agreement, (iii) the New Senior Credit Facility (to be on substantially the terms described in the attached NSCF Term Sheet and Commitment Letter), and (iv) the Registration Rights Agreement, each as attached hereto as Exhibits C, D, E and F, respectively (all the foregoing documents described in clauses (i) – (iv), including the New Senior Credit Facility as described in the parenthetical above, as they may be modified, waived or amended in accordance with this Agreement, the “Definitive Documentation”).  Amendments, modifications and waivers of the Definitive Documentation at or prior to the TV One Closing are permitted as follows:

(i) Except as provided in clauses (ii), (iii), (iv) and (v) below, the Company may modify, amend or waive any of the provisions of the Definitive Documentation (or forms thereof), or enter into any agreement having a similar effect, only with the prior consent of the Requisite Noteholders (as defined below);

(ii) Except as provided in clause (v) below, the Company may modify, amend or waive any of the provisions of the following Definitive Documentation (or forms thereof), or enter into any agreement having a similar effect, only with the prior consent of the Backstop Requisite Noteholders (as defined below): the Purchase Agreement and the Intercreditor Agreement;

(iii) Except as provided in clause (iv) below, without the consent of each Existing Noteholder, the Company may not modify, amend or waive any provision in the Definitive Documentation (or forms thereof), or enter into any agreement having a similar effect, which by the terms of the affected Definitive Documentation would, if the relevant Definitive Documentation had become effective without regard to such modification, amendment or waiver, require unanimous agreement of the Existing Noteholders;

(iv) The terms of the New Senior Credit Facility shall contain the terms reflected in the attached Exhibit E and the Company may only make such modifications, amendments or waivers to the terms reflected therein or include any additional material terms in the New Senior Credit Facility (it being understood and agreed that any additional terms affecting maturity, repayment, or pricing, including, without limitation, any additional terms to the fees under the New Senior Credit Facility referred to in Section 5.02(t), are material for purposes of this Section 3.01(b)(iv)) to the extent such modifications or amendments or such additional material terms, as the case may be, are reasonably satisfactory to (or, in the case of waivers, are waived by) Existing Noteholders beneficially owning  $169,107,400 or more in aggregate principal amount of the Existing Notes; provided, however, that no such consent or approval will be necessary for increases in the pricing of the New Senior Credit Facility which are not prohibited by section 2.06(c) so long as the interest rates on the Second Lien Notes and the Exchange Notes and the redemption prices for the Second Lien Notes are increased  to the extent required under Sections 2.06(a) and (b); and

(v) Notwithstanding the foregoing, the Company may modify, amend or waive any term or provision of the Definitive Documentation (or forms thereof), or enter into any agreement having a similar effect, which is solely for the purpose of effectuating the mechanical aspects of the Offer or is otherwise for the sole benefit of the Company and which has no adverse impact on the Existing Noteholders.

    Amendments, modifications and waivers of any of the Definitive Documentation after they have become effective in accordance with their terms and conditions following the Early Settlement Date are subject to the terms and conditions of each such agreement.  As used in this Agreement, the term “Requisite Noteholders” shall mean, on any date of determination, Existing Noteholders holding in the aggregate a majority of the aggregate principal amount of Existing Notes held by all Existing Noteholders on such date, and the term “Backstop Requisite Noteholders” shall mean on any date of determination, Existing Noteholders holding in the aggregate a majority of the Maximum Commitments on such date.

(c) Without limiting the foregoing (or any other provision of this Agreement), the Exchange Notes and the Second Lien Notes shall have the terms set forth in the Offering Memorandum (in the form attached hereto) under the headings “Description of Exchange Notes” and “Description of Second Lien Notes,” respectively. The indentures for the New Notes and, solely with respect to the Second Lien Notes, the Security Documents, shall be consistent with those terms and shall otherwise be on terms and conditions reasonably satisfactory to the Requisite Noteholders with respect to the Exchange Notes and the Backstop Requisite Noteholders, with respect to the Second Lien Notes.  The Supplemental Indentures shall have the terms set forth in the Offering Memorandum (in the form attached hereto) under the heading “The Proposed Amendments” and shall otherwise be on the terms and conditions reasonably satisfactory to the Requisite Noteholders and the Backstop Requisite Noteholders.  The Company shall afford the Existing Noteholders and their respective representatives a reasonable opportunity to review and comment on all other agreements, instruments and certificates necessary to effect the Transactions, all of which shall have terms consistent with the Definitive Documentation and, with respect to any other matters, be reasonably acceptable to the Requisite Noteholders in form and substance.  Each of the Existing Noteholders confirms that the terms and conditions of the Definitive Documentation as reflected in the attachments hereto are reasonably acceptable to such Existing Noteholder in form and substance.

(d) The Company reserves the right to amend, modify or waive any of the terms and conditions of the Offering Memorandum, the Exchange Offer or Consent Solicitation except as provided in Section 3.01(c) above and except that the Company may not:

(i) without the consent of the Requisite Noteholders, amend, modify or waive (A) any of the Offer Conditions, (B) the Proposed Amendments (C) the Minimum Condition (as defined in the Offering Memorandum) or reduce the amount of Existing Notes subject to the Exchange Offer and Consent Solicitation or (D) any of the defined terms contained in the Offering Memorandum which are also used in this Agreement, to the extent such amendment, modification or waiver would alter the meaning of such defined term as used herein;

(ii) without the consent of each Existing Noteholder, reduce or change in any manner the amount or form of consideration offered in the Exchange Offer and Consent Solicitation; or

(iii) to the extent not provided for in Sections 3.01(d)(i) and 3.01(d)(ii) above, amend, modify or waive any term or condition of the Exchange Offer and Consent Solicitation in any manner materially adverse to the holders of the Existing Notes without the consent of the Requisite Noteholders;

provided that no change shall be made to the Offering Memorandum which is inconsistent with the Definitive Documentation.

4. Termination.

Section 4.01 Termination.  This Agreement shall terminate:

(a) upon the mutual written agreement of the Company and the Requisite Noteholders;

(b) at the sole discretion of the Company, effective immediately upon written notice to the Requisite Noteholders (unless a notice or cure period is specified below with respect to a particular termination event in which case, effective immediately at the end of the notice or cure period without the need for further notice unless, prior to the expiration of such cure period, the cure has already occurred):

(i) ten (10) days after  the Company has delivered written notice to the Existing Noteholders that this Agreement has been materially breached by Existing Noteholder(s) owning of record or beneficially owning at least 20% of the aggregate principal amount of the Existing Notes held by the Existing Noteholders on the date hereof, if such failure remains uncured at the conclusion of such ten (10) day period (provided that in no event may the cure period limit the right of any party to terminate this Agreement after the Drop-Dead Date (as defined below) or limit the automatic termination of this Agreement on September 1, 2010);

(ii) if each of the Transactions has not been consummated on or prior to July 31, 2010, which date shall be extended at the Company’s discretion to August 31, 2010, if the Company is actively pursuing the implementation of the Transactions as of July 31, 2010 (July 31, 2010, or, if extended in accordance with this Section 4.01(b)(ii), August 31, 2010, being referred to as the “Drop-Dead Date”) and neither the Company nor its failure to perform any of its obligations hereunder or under any of the Definitive Documentation have been the principal cause of the failure to consummate the Transactions;

(iii) if any condition contained in this Agreement or the Definitive Documentation shall become impossible of fulfillment by the Drop-Dead Date, other than as a result of the Company’s failure to perform any of its obligations hereunder or under any of the Definitive Documentation;

(iv) if any Existing Noteholder shall (A) take any action to accelerate the indebtedness due under the Existing Notes or direct the Trustee to pursue any right or remedy under the Existing Indentures or otherwise, (B) initiate, or have initiated on its behalf, any litigation or proceeding of any kind with respect to the Existing Notes against the Company, its subsidiaries and/or its affiliates, other than to enforce this Agreement or its rights arising in connection with the Offers, or (C) authorize, permit or suffer to occur any action to be taken on its behalf or with respect to the Existing Notes to request, approve or consent to the acceleration of any indebtedness under the Existing Notes, the exercise of any right or remedy under the Existing Indentures or otherwise in respect of the Existing Notes or the initiation of any litigation or proceeding of the type described in clause (B) of the foregoing;

(c) at the sole discretion of the Requisite Noteholders, effective immediately upon written notice to the Company (unless a notice or cure period is specified below with respect to a particular termination event in which case, effective immediately at the end of the notice or cure period without the need for further notice unless, prior to the expiration of such cure period, the cure has already occurred):

(i) ten (10) days after (or immediately prior to the Early Settlement Time if the Early Settlement Time occurs prior to the end of such ten (10) day period) the Requisite Noteholders have delivered written notice to the Company of a material breach of any covenant of the Company contained herein or of any representation or warranty of the Company contained herein having been or becoming untrue in any material respect, if such failure remains uncured at the conclusion of such ten (10) day period (or, if the Early Settlement Time occurs prior to the end of such ten (10) day period and such failure remains uncured as of such time, then immediately prior to the Early Settlement Time) (provided that in no event may the cure period limit the right of any party to terminate this Agreement after the Drop-Dead Date or limit the automatic termination of this Agreement on September 1, 2010) (it being understood and agreed by the parties that a failure of the Company to deliver the Officer’s Certificate to counsel for the Existing Noteholders prior to the Early Settlement Time in accordance with the terms of Section 2.04(e) shall be deemed a material breach of a covenant of the Company for purposes of this Section 4.01(c)(i) (for the avoidance of doubt, such failure to deliver the Officer’s Certificate prior to the Early Settlement Time shall provide the Requisite Noteholders with the right to immediately terminate this Agreement even if the Early Settlement Time has occurred);

(ii) ten (10) days after (or immediately prior to the Early Settlement Time if the Early Settlement Time occurs prior to the end of such ten (10) day period) the Requisite Noteholders have delivered written notice to the Company of the occurrence of a Material Adverse Effect (as defined below) in the reasonable determination of the Requisite Noteholders, if such Material Adverse Effect remains uncured at the conclusion of such ten (10) day period (or, if the Early Settlement Time occurs prior to the end of such ten (10) day period and such Material Adverse Effect remains uncured as of such time, then immediately prior to the Early Settlement Time) (provided that in no event may the cure period limit the right of any party to terminate this Agreement after the Drop-Dead Date or limit the automatic termination of this Agreement on September 1, 2010);

(iii) if the Offers have not been commenced on or prior to the date that is five (5) business days following the date of this Agreement in accordance with the Offering Memorandum and this Agreement;

(iv) if each of the Transactions has not been consummated on or prior to the Drop-Dead Date and neither the Existing Noteholders nor their failure to perform any of their obligations hereunder or under any of the Definitive Documentation have been the principal cause of the failure to consummate the Transactions;

(v) upon written notice to the Company of the occurrence of an “Event of Default” under either of the Existing Indentures or upon a “payment default” under either of the Existing Indentures;

(vi) if any condition contained in this Agreement or the Definitive Documentation shall become impossible of fulfillment by the Drop-Dead Date, other than as a result of the Existing Noteholders’ failure to perform any of their obligations hereunder or under any of the Definitive Documentation;

(vii) if the Company breaches the provisions of Section 2.05(d) and either it or any of its subsidiaries or affiliates, or TV One directly or indirectly, enters into binding documentation for or consummates an Alternative Transaction;

(viii) if the TV One Acquisition has not been consummated on or prior to the date that is 7 business days following the first to occur of (A) the Early Settlement Time and (B) the Expiration Time;

(d) by the Company or the Requisite Noteholders, each in its or their reasonable discretion, by notice to the other party, if the agreements related to the TV One Acquisition, as provided in writing to the Existing Noteholders prior to the date hereof, have been terminated or are modified or amended (before or after execution) in a manner that could reasonably be expected to result in a Material Adverse Effect or is materially adverse to the Company, including the drop-dead date, purchase price, interests acquired and true up commitments;

(e) automatically upon the filing of any voluntary petition or, if not dismissed within ten (10) days of such filing, any involuntary petition for the liquidation or reorganization of the Company or any of its Significant Subsidiaries (as defined in the 2013 Indenture) under the Bankruptcy Code or the bankruptcy or insolvency laws of any other jurisdiction;

(f) automatically on September 1, 2010; or

(g) automatically upon the consummation of all of the Transactions.

Section 4.02 Withdrawal.  If this Agreement is terminated in accordance with its terms at any time, including, but not limited to, following the Expiration Time, all Existing Notes tendered in the Exchange Offer, all consents tendered in the Consent Solicitation and all Subscription Certificates executed and delivered pursuant to Section 2.04 hereof, in each case given or delivered by the Existing Noteholders, shall automatically and without further action be deemed to be withdrawn and cancelled and of no further force or effect.  Each of the parties hereto agrees to execute and deliver such further documentation as may be reasonably requested by any other party to evidence such withdrawal and cancellation.

Section 4.03 Effect of Termination.

(a) Except to the extent specified in this Agreement, upon termination of this Agreement in accordance with its terms, all rights and obligations of the parties hereunder shall terminate automatically and shall become null and void and no party hereto shall have any liability to any other party hereto following termination of this Agreement (provided that this Section 4.03(a) shall in no way limit any liabilities any party may have to another party pursuant to the Purchase Agreement or any other agreement or instrument to which such party is a party or is otherwise bound); provided that in the event this Agreement is terminated:

(i) pursuant to Section 4.01(b)(i), then the breaching Existing Noteholders shall, to the extent set forth herein, continue to be liable for damages (not including any special, consequential, incidental, exemplary or punitive damages, all of which are hereby released, waived and discharged) arising from the breach giving rise to the notice of termination (with damages to be allocated among the breaching Existing Noteholders according to applicable law and Section 6.10);

(ii) pursuant to Section 4.01(c)(i), then the Company shall, to the extent set forth herein, continue to be liable for damages (not including any special, consequential, incidental, exemplary or punitive damages, all of which are hereby released, waived and discharged) arising from the breach giving rise to the notice of termination;

(iii) pursuant to Section 4.01(c)(vii), then the Company shall, without further notice, promptly (but in any event, within 10 business days of such termination) pay to the Existing Noteholders an amount equal to $2.0 million as liquidated damages (the “Break-Up Fee”) for all such claims or rights the Existing Noteholders may have under this Agreement or otherwise as a result of such termination, other than the rights of the Existing Noteholders to (A) receive any unpaid portion of the fee payable to the Existing Noteholders pursuant to Section 2.03(c) and (B) the payment of the reasonable, out-of-pocket expenses of the advisors to the Existing Noteholders pursuant to Section 6.14(a).

(b) Notwithstanding anything to the contrary herein, if (i) this Agreement is terminated pursuant to Section 4.01(b)(ii), Section 4.01(b)(iii), Section 4.01(b)(iv)(with respect to Section 4.01(b)(iv), solely to the extent the action or actions taken by the Existing Noteholder(s) that gave rise to such termination right was limited to the delivery of a notice of default or an “Event of Default” under either of the Existing Indentures or the giving of instructions to the relevant trustee under either of the Existing Indentures to send a notice of default or an “Event of Default” in respect of such Existing Indenture), Section 4.01(c)(i), Section 4.01(c)(iii), Section 4.01(c)(iv), Section 4.01(c)(v), Section 4.01(c)(vi), Section 4.01(c)(viii), Section 4.01(d) or Section 4.01(f) (in the case of a termination pursuant to Section 4.01(f), only if neither the Existing Holders nor their failure to perform any of their obligations hereunder or under any of the Definitive Documentation have been the principal cause of the failure to consummate the Transactions prior to September 1, 2010) and (ii) the Company (directly or through one or more of its subsidiaries or affiliates or TV One directly or indirectly) enters into binding documentation for or consummates an Alternative Transaction on or prior to the date that is one year following such termination, then the Company shall, without further notice, promptly (but in any event, within 10 business days of such event) pay to the Existing Noteholders the Break-Up Fee; provided that, in the event this Agreement is terminated pursuant to Section 4.01(c)(i) and the Company enters into binding documentation for or consummates an Alternative Transaction on or prior to the date that is one year following such termination, then (A) the aggregate amount the Company may be liable for under this Section 4.03(b) shall be reduced by the amount of any damages paid or payable by the Company at the time that the Break-Up Fee becomes payable pursuant to this Section 4.03(b) and (B) the aggregate amount the Company may be liable for under Section 4.03(a)(ii) shall be reduced by the amount of any Break-Up Fee paid or payable by the Company at the time that any damages become payable pursuant to Section 4.03(a)(ii) (it being understood and agreed that no amount shall be included, in whole or in part, more than once in the calculation of the aggregate amount the Company may be liable for pursuant to clause (A) or (B) if the effect of such additional inclusion would be to cause such amount to be over- or under-included); provided further that, the Company shall not be obligated to pay the Break-Up Fee under this Section 4.03(b) if (1) the purchase price (and associated expenses) for the Alternative Transaction exceeds the sum of the Maximum Commitments, (2) the Company has first offered the Existing Noteholders a reasonable opportunity (including the opportunity to conduct the same level of due diligence as the third party provider of funding) to provide the same financing on similar terms and (3) the Requisite Noteholders have declined such offer or failed to consummate such alternative financing within 20 business days of the Company’s notice to the Existing Noteholders of such Alternative Transaction (provided that the Company has used its commercially reasonable efforts and cooperated with the Existing Noteholders to consummate such alternative financing within such 20 business day period).  All payments of the Break-Up Fee hereunder shall be allocated to the Existing Noteholders pro rata based on each Existing Noteholder’s Maximum Commitment relative to the aggregate amount of Maximum Commitments.

(c) Notwithstanding anything to the contrary herein, the following provisions shall survive any termination of this Agreement in accordance with their terms: Section 1.01(g), Section 2.03(c) (only to the extent all amounts owing thereunder through the date of such termination are not (and until such amounts are) paid in full in accordance with the terms of such Section), Section 2.04(c), Section 4.02, Section 4.03, Section 6.02 through Section 6.10 (inclusive), Section 6.12, Section 6.14(a) (only to the extent all amounts owing thereunder through the date of such termination are not (and until such amounts are) paid in full in accordance with the terms of such Section), Section 6.14(b), Section 6.15 and Section 6.16.

5. Representations, Warranties and Covenants.

Section 5.01 Representations and Warranties of the Existing Noteholders.  Each of (i) the Existing Noteholder Entities (as defined below) represents and warrants, on behalf of itself, to the other parties that the following statements are true, correct and complete, (ii) Oaktree Capital Management, L.P. and Stone Harbor Investment Partners LP represents and warrants to the other parties, that with respect to each of the Oaktree Accounts and the Stone Harbor Accounts, respectively, to its Knowledge (as defined below) that the statements set forth in Section 5.01(a), Section 5.01(b), Section 5.01(d), and Section 5.01(e) are true, correct and complete, and (iii) the Oaktree Accounts and the Stone Harbor Accounts represents and warrants, on behalf of itself, to the other parties that the statements set forth in Section 5.01(c) and Section 5.01(f) through Section 5.01(i) are true, correct and complete:

(a) Power and Authority.  It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its respective obligations under, this Agreement.

(b) Authorization.  The Transactions are within its corporate, partnership or limited liability company powers and it has been duly authorized by all necessary stockholder, general partner, manager or member action as the case may be. This Agreement has been duly authorized, executed and delivered by it.

(c) Enforceability. This Agreement constitutes a legal, valid and binding obligation of it, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(d) Government Approvals; No Conflicts.  The execution, delivery, and performance by it of this Agreement and the Transactions: (i) do not require any consent or approval of, registration or filing with, or notice to, or other action by, any governmental authority, except such as have been obtained or made and are in full force and effect, (ii) will not violate any applicable law or the charter, by-laws or other organizational documents of it or any order of any governmental authority with jurisdiction over it, and (iii) will not violate or result in a default under any indenture, material agreement or other material instrument binding upon it or its assets, or give rise to a right thereunder to require any material payment to be made by it.

(e) Proceedings.  No litigation or proceeding before any court, arbitrator, or administrative or governmental body is pending against it that would materially and adversely affect its ability to enter into this Agreement, perform its obligations hereunder or that would materially and adversely affect the consummation of the Transactions.

(f) Ownership. The Existing Noteholders, in the aggregate are (i) (a) the sole beneficial owners and/or the investment advisors, authorized representatives, or managers for the beneficial owners of Existing Notes representing an aggregate principal amount of at least $73,789,000 of the 2011 Notes and $167,793,000 of the 2013 Notes, having the power to vote and dispose of such Existing Notes on behalf of such beneficial owners; and (b) entitled (for their own account or for the account of other persons or entities claiming through any of them) to all of the rights and economic benefits of such Existing Notes; or (ii) otherwise entitled to act on behalf of such Existing Notes and/or the beneficial owner or owners and/or investment advisor or manager thereof; provided that each of the foregoing representations, though made in the aggregate, is being made solely by each Existing Noteholder with respect to itself on a several and not joint and several basis.   To the extent such Existing Notes are on loan pursuant to any securities lending arrangement each Existing Noteholder will (i) cause each of its custodians for accounts holding Existing Notes to recall any of its Existing Notes that such custodian has on loan, and (ii) until such time as such loaned Existing Notes are returned, request that the borrower under such securities lending arrangement vote such Existing Notes in the manner provided for in this Agreement.

(g) Transfers.  It has made no prior assignment, sale, participation, grant, conveyance, or other transfer of, and has not entered into any other agreement to assign, sell, participate, grant, or otherwise transfer, in whole or in part, any portion of its right, title, or interests in the Existing Notes it beneficially owns, except in accordance with this Agreement, that is inconsistent with the representations and warranties made in Section 5.01(f) above or that would render such Existing Noteholder otherwise unable to comply with its obligations under this Agreement.

(h) No Liens.  Upon the consummation of the Exchange Offer, the Company will acquire the Existing Notes to be exchanged by such Existing Noteholder free and clear of any mortgage, deed of trust, pledge, hypothecation, assignment, encumbrance, lien (statutory or other), restriction or other security interest of any kind or nature whatsoever (collectively, a “Lien”).

(i) Investor Matters.  Each Existing Noteholder acknowledges that (i) it is an Eligible Holder, (ii) it is acquiring the New Notes to be issued to it pursuant to the Offers for its own account, for investment, and not with a view to or for sale in connection with any distribution thereof in violation of the registration provisions of the Securities Act or the rules and regulations promulgated thereunder, (iii) it is aware that an investment in the New Notes involves economic risk and that it may lose its entire investment in the New Notes. Each Existing Noteholder acknowledges that the New Notes are “restricted securities” under the federal securities laws, have not been registered under the Securities Act or any state securities or “blue sky” laws and may not be sold except pursuant to an effective registration statement thereunder or an exemption from registration under the Securities Act and applicable state securities laws.  Each Existing Noteholder acknowledges that it has adequate information concerning the business and affairs of the Company to make an informed decision regarding the exchange by it of the Existing Notes for the Exchange Notes and the acquisition of the Second Lien Notes contemplated hereby and has independently and without reliance upon the Company and based upon such information the Existing Noteholder has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that the Existing Noteholder has relied upon the representations, warranties, agreements and covenants of the Company contained in this Agreement.

“Existing Noteholder Entities” means each of (i) Stone Harbor Investment Partners LP, Stone Harbor Investment Funds – Stone Harbor High Yield Bond Fund, Stone Harbor Global Funds Plc – Stone Harbor High Yield Bond Portfolio, Stone Harbor Investment Funds Plc – Stone Harbor High Yield Bond Fund, Stone Harbor Investment Funds Plc – Stone Harbor LIBOR Plus Total Return Fund and Stone Harbor Investment Funds Plc – Stone Harbor Sterling Core Plus Bond Fund (each of the entities in this clause (i) collectively, the “Stone Harbor Existing Noteholder Entities”) (ii) the Oaktree Entities that were formed or organized by Oaktree Capital Management, L.P. (or an affiliate thereof) and for which Oaktree Capital Management, L.P. (or an affiliate thereof) is the general partner, managing member, or trustee or holds a similar capacity with respect thereto (collectively, the “Oaktree Existing Noteholder Entities”), (iii) the Capital Research Entities, (iv) the Franklin Entities and (v) the New York Life Entities.  For the avoidance of doubt, the Oaktree Existing Noteholder Entities shall not include any entity for which Oaktree Capital Management, L.P. acts solely as investment manager or adviser.  Oaktree Capital Management, L.P. (or an affiliate thereof) formed or organized and is the general partner, managing member, trustee or acts in a similar capacity with respect to each of the Oaktree Entities that is not an Oaktree Account.

 “Oaktree Accounts” means each of the Oaktree Entities, excluding the Oaktree Existing Noteholder Entities.

“Stone Harbor Accounts” means each of the Stone Harbor Entities, excluding the Stone Harbor Existing Noteholder Entities.

“Knowledge” means (i) with respect to Oaktree Capital Management, L.P., the actual knowledge of Shannon Ward without a duty of inquiry, and (ii) with respect to Stone Harbor Investment Partners LP, the actual knowledge of Adam J. Shapiro without a duty of inquiry, as applicable.

Section 5.02 Representations, Warranties and Covenants of the Company. The Company represents and warrants to the Existing Noteholders that the following statements are true, correct and complete, except as has been previously disclosed in, or incorporated by reference in, (i) the Offering Memorandum, or (ii) the SEC Documents (as defined herein) filed with the SEC after January 1, 2008 and prior to the date of this Agreement (excluding any disclosure set forth in any risk factor section thereof and any other disclosures located therein to the extent that they are predictive or forward-looking in nature) (the “Disclosed Matters”):

(a) Organization; Powers. Each of the Company and its Restricted Subsidiaries (as such term is defined in the Offering Memorandum, but including for purposes of this Agreement in any event TV One and Reach Media Inc.) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so or be, individually or in the aggregate, could not reasonably be expected to result in a material adverse change to the business, financial position, earnings or results of operations of the Company and its subsidiaries, taken as a whole (it being understood and agreed by the parties that the occurrence of any default or “Event of Default” under the Existing Credit Facility arising directly or indirectly as a result of the Company’s failure to comply or alleged failure to comply with (i) its obligations under Section 6.01(b) of the Existing Credit Facility or (ii) its obligations under Section 8 of the Third Amendment and Waiver to the Existing Credit Facility, dated as of March 30, 2010, shall not be deemed a Material Adverse Effect for purposes of this Agreement (it being further understood and agreed that (A) the result of any such default or “Event of Default” may itself be taken into account in determining whether or not a Material Adverse Effect has occurred for such purposes and (B) the foregoing shall not in any way affect the determination of whether any other fact, event or circumstance constitutes a Material Adverse Effect)) (a “Material Adverse Effect”), is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

(b) Authorization; Enforceability.  The Transactions are within the Company’s corporate powers and have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(c) Approvals; No Conflicts.  The execution, delivery, and performance by it of this Agreement:  (i) do not require any consent or approval of, registration or filing with, or any other action by, any governmental authority (including without limitation the Federal Communications Commission (the “FCC”)) or any other person or entity, except (A) such as have been obtained or made and are in full force and effect and (B) as required by the Existing Credit Facility (as defined below), (ii) will not violate any applicable law or the charter, by-laws or other organizational documents of the Company or any of its subsidiaries or any order of any governmental authority with jurisdiction over the Company or such subsidiary, (iii) except with respect to the Existing Credit Facility, will not violate or result in a default (or an event which with notice or lapse of time or both would become a default) under any indenture, loan agreement, material agreement (including any agreement material to the Company’s indirect interests in TV One before and after the TV One Acquisition) or other material instrument binding upon the Company or any of its subsidiaries or its assets, or give rise to a right thereunder to require any material payment to be made by the Company or any of its subsidiaries, and (iv) will not result in the creation or imposition of any lien or encumbrance on any asset of the Company or any of its subsidiaries.

(d) Conduct of Business.  Subject to the terms and conditions of this Agreement and in accordance with the terms hereof, from the date hereof through the date of the TV One Closing, the Company agrees that it will operate in the ordinary course of business consistent with past practice and use its commercially reasonable efforts to keep intact the assets, operations and relationships of its business.  The Company shall inform the Existing Noteholders immediately about all occurrences which could reasonably be expected to result in a Material Adverse Effect.  In addition to, and not in limitation of, the foregoing, the Company hereby covenants and agrees that it shall not, and shall not permit its Restricted Subsidiaries to, without the consent of the Required Noteholders (i) incur Indebtedness, as defined in the Offering Memorandum under the heading “Description of Second Lien Notes,” except for Indebtedness which would be permitted under the Second Lien Notes, as described in the Offering Memorandum, if incurred immediately after their issuance or (ii) enter into any agreement for the sale or other disposition of, or sell or dispose of, any assets material to the Company or any of its Restricted Subsidiaries.

(e) No Undisclosed Liabilities; No Material Adverse Effect.  Except as set forth on the audited consolidated balance sheet of the Company as of March 31, 2010 (the “Balance Sheet”), the Company does not have any liabilities or obligations (whether absolute, accrued, contingent or otherwise, and whether due or to become due), except for liabilities and obligations (i) incurred in the ordinary course of business consistent with past practice since the date of the Balance Sheet, (ii) which would not be required to be disclosed in an audited balance sheet (or in the notes thereto) that is prepared in accordance with GAAP, or (iii) which have not had or could not reasonably be expected to have a Material Adverse Effect.  Since March 31, 2010, there has been no change to the business, financial position, earnings or results of operations of the Company and its subsidiaries, taken as a whole, from that reflected in the audited consolidated balance sheet of the Company and related statements of operations, stockholders’ equity and cash flows for the year ended March 31, 2010 that has had or could reasonably be expected to result in a Material Adverse Effect.

(f) No Ownership; No Registration. None of the Company or any of its subsidiaries beneficially owns any Existing Notes as of the date hereof and none has entered into any agreement (whether written or oral) to acquire any such Existing Notes or that would otherwise cause any of them to be the beneficial owner of any Existing Notes.  Assuming the accuracy of the representations set forth above in Section 5.01, the offer and exchange of the New Notes is not required to be registered under the Securities Act pursuant to the exemption from registration provided by Section 4(2) of the Securities Act and, when issued, such New Notes will be subject to the transfer restrictions of the Securities Act.

(g) Properties.

(i) Each of the Company and its Restricted Subsidiaries has good title to, valid leasehold interests or rights in, all its real and personal property material to its business, except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect and except for Liens permitted pursuant to the terms of the Credit Agreement, dated June 13, 2005, by and between Wachovia Bank, National Association, as administrative agent, Bank of America, N.A., as syndication agent, Credit Suisse, Merrill Lynch, Pierce Fenner & Smith Incorporated and Suntrust Bank, as co-documentation agents, Wachovia Capital Markets, LLC and Banc of America Securities LLC, as joint book managers and lead arrangers and the other lenders thereto (as amended prior to the date hereof, the “Existing Credit Facility”).

(ii) Each of the Company and its Restricted Subsidiaries owns or possesses adequate right to use all trademarks, tradenames, copyrights, patents and other intellectual property necessary for the conduct of their respective businesses, except as could not reasonably be expected to result in a Material Adverse Effect.

(h) Litigation and Environmental Matters.

(i) There are no actions, suits or proceedings by or before any arbitrator or governmental authority pending against or, to the knowledge of the Company, threatened against or affecting the Company or any of its Restricted Subsidiaries as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect or that would materially and adversely affect the consummation of the Transactions.

(ii) Except with respect to any matter that could not reasonably be expected to result in a Material Adverse Effect, neither the Company nor any of its Restricted Subsidiaries (A) has failed to comply with any Environmental Law (as defined below) or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (B) has become subject to any Environmental Liability (as defined below), (C) has received notice of any claim with respect to any Environmental Liability or (D) has knowledge of any basis for any Environmental Liability.

(iii) For purposes of this Agreement, the term “Environmental Law” shall mean all laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any court or governmental or regulatory authority, relating in any way to the protection of the environment, preservation or reclamation of natural resources, the management, release or threatened release of any Hazardous Material (defined below) or to the effect of the environment on human health.

(iv) For purposes of this Agreement, the term “Environmental Liability” shall mean any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Company or any subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

(v) For purposes of this Agreement, the term “Hazardous Materials” shall mean all explosive or radioactive substances or wastes and all hazardous or toxic substances, chemicals, contaminants, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

(i) Compliance with Laws and Agreements.  Each of the Company and its subsidiaries is in compliance with all laws, rules and regulations applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except where the failure to be in compliance could not reasonably be expected to result in a Material Adverse Effect.

(j) Investment and Holding Company Status.  Neither the Company nor any of its subsidiaries is, or after receipt of payment of the New Notes will be, an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

(k) Taxes.  Each of the Company and its Restricted Subsidiaries has timely filed or caused to be filed all tax returns and reports required to have been filed and has paid or caused to be paid all taxes required to have been paid by it, except (a) taxes that are being contested in good faith by appropriate proceedings and for which the Company or such Restricted Subsidiary, as applicable, has set aside on its books adequate reserves in accordance with GAAP (as defined below) or (b) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect.  There are no liens or encumbrances for taxes (except for statutory liens for taxes that have not become due) on the assets of the Company or any of the subsidiaries.

(l) ERISA.

(i) Except as could not reasonably be expected to result in a Material Adverse Effect, the Company and each ERISA Affiliate (as defined below) has complied in all material respects with the Employee Retirement Income Security Act of 1974, as amended from time to time, (“ERISA”) and where applicable, the Internal Revenue Code of 1986, as amended from time to time, (the “Code”).

(ii) Except as could not reasonably be expected to result in a Material Adverse Effect, each employee pension benefit plan, as defined in Section 3(2) of ERISA, (“Plan”), other than any multiemployer plan as defined in Section 4001(a) of ERISA (a “Multiemployer Plan”), is and has been, maintained in substantial compliance with ERISA and, where applicable, the Code.

(iii) Except as could not reasonably be expected to result in a material liability to the Company, each Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter or opinion letter, as applicable, from the Internal Revenue Service or an application for such letter is currently being processed by the Internal Revenue Service, and to the knowledge of the Company and its ERISA Affiliates, nothing has occurred to prevent, or cause the loss of, such qualification.

(iv) Except as could not reasonably be expected to result in a Material Adverse Effect, no liability to the Pension Benefit Guaranty Corporation (other than for the payment of current premiums which are not past due) or the Internal Revenue Service by the Company or any ERISA Affiliate has been or is expected by the Company or any ERISA Affiliate to be incurred with respect to any Plan.

(v) Except as could not reasonably be expected to result in a Material Adverse Effect, there are no actions, suits or claims pending (other than for routine benefits) against the Company, any ERISA Affiliate or a Plan, or with respect to a Plan asset.

(vi) No ERISA Event (as defined below) has occurred or is reasonably expected to occur with respect to any Plan that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect.

(vii) Except as could not reasonably be expected to result in a Material Adverse Effect, full payment when due has been made of all amounts which the Company or any ERISA Affiliate is required under the terms of each Plan or applicable law to have paid as contributions to such Plan as of the date hereof, and no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, exists with respect to any Plan.

(viii) Neither the Company nor, for the purposes of (i) and (ii) below, any ERISA Affiliate sponsors, maintains or contributes to, or has at any time in the six-year period preceding the date hereof sponsored, maintained or contributed to, any (i) Plan that is subject to Title IV of ERISA, (ii) Multiemployer Plan, (iii) or any broad based plan that provides post-retirement health benefits (other than those required by Section 601 of ERISA or Section 4980B of the Code).

(ix) For purposes of this Agreement, the term “ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

(x) For purposes of this Agreement, an “ERISA Event” means, with respect to the Company or any subsidiary, (a) any “reportable event”, as defined in Section 4043(c) of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30 day notice period is waived); (b) the existence with respect to any Plan of an “accumulated funding deficiency” (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the failure to make by its due date a required installment under Section 412(m) of the Code with respect to any Plan or the failure to make any required contribution to a Multiemployer Plan; (d) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (e) the incurrence by the Company or an ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Plan; (f) the withdrawal of the Company or any ERISA Affiliate from a Plan during a plan year in which it was a “substantial employer” as defined in section 4001(a)(2) of ERISA; (g) the filing of a notice of intent to terminate a Plan or the treatment of a Plan amendment as a termination under Section 4041 of ERISA; (h) the receipt by the Company or any ERISA Affiliate from the Pension Benefit Guaranty Corporation or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan; (i) the incurrence by the Company or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; (j) the receipt by the Company or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the Company or any ERISA Affiliate of any notice, concerning the imposition of to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA; (k) the “substantial cessation of operations” within the meaning of Section 4062(e) of ERISA with respect to a Plan; (l) any other event or condition which might constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan; (m) the making of any amendment to any Plan which would result in the imposition of a lien or the posting of a bond or other security; or (n) the occurrence of a nonexempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which could reasonably be expected to result in liability to the Company or any ERISA Affiliate.

(m) Disclosure.  The Offering Memorandum, as of its date, did not contain and, as amended or supplemented prior to the Expiration Time, if applicable, will not, as of the Early Settlement Time, Early Settlement Date and the Expiration Time, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Since January 1, 2008, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Exchange Act (all of the foregoing filed prior to the date hereof or prior to the date of the TV One Closing, and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein are hereinafter collectively referred to as the “SEC Documents”).  As of their respective dates, the SEC Documents filed prior to the date of this Agreement complied, and each SEC Document filed after the date hereof and prior to the TV One Closing will comply, in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and the SEC Documents filed prior to the date hereof did not at the time they were filed with the SEC, and each SEC document filed subsequent to the date hereof and prior to the TV One Closing will not at the time of filing with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of their respective dates, the financial statements of the Company included or to be included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.  Such financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements), and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).  The Company will not disclose any material non-public information to any Existing Noteholder after the date hereof, and the Company confirms that as of the date hereof, it has not disclosed to any Existing Noteholder any material information that is not included in the Offering Memorandum (in the form attached hereto) and any material non-public information included in the Offering Memorandum will be filed with the Securities and Exchange Commission prior to or simultaneously with the launch of the Offers.

(n) Possession of Necessary Authorizations.

(i) Each of the Company and the Restricted Subsidiaries possesses all Necessary Authorizations (as defined below) (or rights thereto) used or to be used in its business as presently conducted or necessary to permit it to own its properties and to conduct its business as presently conducted except to the extent the failure to so possess could not reasonably be expected to have a Material Adverse Effect, free and clear of all Liens other than those permitted under the Existing Credit Facility.

(ii) None of the Company or any of the Restricted Subsidiaries is in violation of any Necessary Authorization, and no event has occurred which permits, or after notice or lapse of time or both would permit, the revocation or termination of any Necessary Authorization or right, except to the extent such violation, event, revocation or termination could not reasonably be expected to have a Material Adverse Effect. The Necessary Authorizations for the radio stations operated to broadcast commercial radio programming over radio signals within a specified geographic area (each a “Station”) owned by the Company or any of its Restricted Subsidiaries are valid and in full force and effect and are unimpaired by any act, omission or condition, in each case, except as could not reasonably be expected to have a Material Adverse Effect.

(iii) The Company and the Restricted Subsidiaries have timely filed all applications for renewal or extension of all Necessary Authorizations, except to the extent that the failure to so file could not reasonably be expected to have a Material Adverse Effect.

(iv) Except for actions or proceedings (a) affecting the broadcasting or media industries generally or (b) which could not reasonably be expected to have a Material Adverse Effect, no petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, orders to show cause, complaint or proceeding is pending or, to the knowledge of the Company, threatened before the FCC or any other forum or agency with respect to any of the Company or the Restricted Subsidiaries or any of their Stations or seeking to revoke, cancel, suspend or modify any of the Necessary Authorizations.

(v) To the Company’s knowledge there is no fact that is reasonably likely to result in the denial of an application for renewal, or the revocation, modification, nonrenewal or suspension of any of the Necessary Authorizations, or the issuance of a cease-and-desist order, or the imposition of any administrative or judicial sanction with respect to any Stations owned by the Company or any Restricted Subsidiary, which could reasonably be expected to have a Material Adverse Effect.

(vi) For purposes of this Agreement, “Necessary Authorization” means any license, consent or order from, or any filing, recording or registration with, any governmental authority (including, without limitation, the FCC) necessary to the conduct of any of the Company or the Restricted Subsidiaries’ business or for the ownership, maintenance and operation by any of the Company or the Restricted Subsidiaries of their respective Stations and other properties or to the performance by any of the Company or the Restricted Subsidiaries of their respective obligations under any time brokerage agreement, local marketing agreement, local market affiliation agreement, joint sales agreement, joint operating agreement or joint operating venture for the operation of a Station or related or similar agreements entered into, directly or indirectly, to which it is a party.

(o) License Subsidiaries. All radio broadcast service, community antenna relay service, broadcast auxiliary license, earth station registration, business radio, microwave or special safety radio service license issued by the FCC pursuant to the Communications Act of 1934 as amended from time to time (each an “FCC License”) and other authorizations issued by the FCC relating to the Company and the Restricted Subsidiaries’ Stations (with the exception, prior to the closing of the TV One Acquisition, of TV One’s Stations) are held by a wholly owned Restricted Subsidiary of the Company organized by the Company for the sole purpose of holding FCC Licenses, other Necessary Authorizations, and certain operating agreements and other assets incidental thereto (each a “License Subsidiary”). No License Subsidiary (i) owns or holds any assets (including the ownership of stock or any other interest in any entity) other than operating agreements and FCC Licenses and all other filings, recordings and registrations with, and all validations or exemptions, approvals, orders, authorizations, consents, licenses, certificates and permits from, the FCC and other governmental authorities (“Authorizations”) issued by the FCC related to such Stations, (ii) is engaged in any business other than the holding, acquisition and maintenance of FCC Licenses and other Authorizations issued by the FCC, (iii) has any investments in any other entity other than the Company or a subsidiary of the Company or (iv) owes any indebtedness (other than guarantees of the 2011 Notes and the 2013 Notes and the obligations under the Existing Credit Facility) to any person or entity other than the Company or a Restricted Subsidiary (or Guarantor under the Existing Indentures, in the case of those subsidiaries that were permitted to become Restricted Subsidiaries of the Existing Notes under the Existing Credit Facility pursuant to the Third Amendment thereto).  ROCH (i) neither owns nor holds any assets (including the ownership of stock or any other interest in any entity) other than the Company’s interests in TV One, (ii) is engaged in no business other than the holding of the Company’s interests in TV One, and (iii) owes no indebtedness for borrowed money (other than as described in the parenthetical in clause (iv) above).

(p) Capital Stock Matters; Subsidiaries. There are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than stock options granted to employees, independent contractors or directors and directors’ qualifying shares) of any nature relating to, or equity or debt securities convertible into or exchangeable for, any capital stock of the Company (to the extent such subscriptions, options, warrants, calls, rights or other agreements or commitments are offered by the Company) or any Restricted Subsidiary, except as created by the Existing Credit Facility and the documents related thereto.  The Company does not own any equity interest in or control, directly or indirectly, any corporation, association or other entity other than those listed on Schedule 2 hereto.

(q) Use of Proceeds.  The proceeds of the TV One Financing shall be used only to provide the necessary funds for the TV One Acquisition, the payment of fees and expenses in connection therewith and the Offers, and general corporate purposes. The Company is not engaged and will not engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Board of Governors of the Federal Reserve System of the United States), or extending credit for the purpose of purchasing or carrying margin stock. Following the application of the proceeds of the Second Lien Notes, not more than 25% of the value of assets (either of the Company only or of the Company and its subsidiaries on a consolidated basis) subject to the limitations on asset sales and indebtedness in the Second Lien Notes Indenture or subject to any restriction contained in any agreement or instrument between the Company and any Existing Noteholder or any affiliate of any Existing Noteholder relating to indebtedness will be margin stock.

(r) Solvency.  Each of the Company and the Restricted Subsidiaries will be, after giving effect to the Transactions, Solvent.  As used herein, the term “Solvent” means, with respect to the Company and the Restricted Subsidiaries, taken as a whole, on a particular date, that on such date: (i) the fair market value of their assets (calculated on a going concern basis) is greater than the total amount of their liabilities (including contingent liabilities); (ii) they are able to realize upon their assets and pay their debts and other liabilities, including contingent obligations, as they mature; and (iii) they do not have unreasonably small capital.

(s) Insurance. Each of the Company and its Restricted Subsidiaries is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which it is engaged; and none of the Company or any of its Restricted Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other material expenditures will have to be made in order to continue such insurance.

(t) Fees.  The aggregate amount of all up-front, arrangement, underwriting and similar fees and other one-time fees (excluding any original issue discount (or one-time fees payable or paid in lieu thereof) and/or professional fees or expenses) payable to the lenders party to the New Senior Credit Facility upon the consummation of the transactions contemplated by such agreement shall not exceed $7,000,000 in the aggregate.

6. Miscellaneous Matters.

Section 6.01 Specific Performance.  It is understood and agreed by each of the parties hereto that money damages would not be a sufficient remedy for any material breach of this Agreement by any party and each non-breaching party shall be entitled to specific performance and injunctive relief or other equitable relief as a remedy for any such breach.  This provision is without prejudice to any other rights or remedies, whether at law or in equity, that any party hereto may have against any other party hereto for any failure to perform its obligations under this Agreement.

Section 6.02 Entire Agreement and Severability.  This Agreement (including the Schedules and Exhibits hereto) constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, including without limitation the confidentiality agreements executed by each of the Existing Noteholders in connection with these discussions (which shall be deemed terminated upon the commencement of the Offers) other than the prior written agreements of the Company to pay certain fees and expenses of the Existing Noteholders’ professionals.   If any provision of this Agreement or the application of any such provision to any person, entity or circumstance is held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein and there had been contained herein instead such valid, legal and enforceable provisions as would most nearly accomplish the intent and purpose of such invalid, illegal or unenforceable provision.

Section 6.03 Amendments.  This Agreement may not be amended except by an instrument in writing signed by the Company and each Existing Noteholder.

Section 6.04 Successors and Assigns.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors.  Except as permitted in Section 1.02 and Section 2.03(b), none of the parties hereto may  assign any of their rights and obligations under this Agreement without the prior written consent of the other parties.

Section 6.05 Third Party Beneficiaries.  The parties intend that there shall be no third party beneficiaries of or to this Agreement, and nothing in this Agreement, express or implied, shall give to any person or entity, other than the parties hereto or any successor, any benefit or any legal or equitable right, remedy, or claim under this Agreement.

Section 6.06 Notices.  Any notice required or desired to be served, given or delivered under this Agreement shall be in writing, and shall be deemed to have been validly served, given or delivered to the person set forth below (a) if sent by registered or certified mail in the United States, return receipt requested, upon actual receipt; (b) if sent by reputable overnight air courier (such as United Parcel Service or Federal Express), one (1) business day after being so sent; (c) if sent by telecopy or facsimile transmission (and receipt is confirmed), when transmitted at or before 5:00 p.m. local time at the location of receipt on a business day, and if received after 5:00 p.m. or on a day other than a business day, on the next following business day, but only if also sent by reputable overnight air courier within one (1) business day following transmission; or (d) if otherwise actually personally delivered, when so delivered, in the case of any of the preceding clauses, as follows:

(a)	if to the Company, to:

Radio One, Inc.

5900 Princess Garden Parkway, 5th Floor

Lanham, MD 20706

Attention:	Kristopher Simpson

Facsimile:	(301) 306-9638

with a copy to:

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, IL 60654

Attention:	Dennis M. Myers, P.C.

Kevin L. Morris

Facsimile:	(312) 862-2200

(b)	if to the Existing Noteholders, to:

the Existing Noteholders at the addresses set forth on the signature pages hereto or as otherwise provided in writing to the Company.

with a copy to:

Vinson & Elkins L.L.P.

666 Fifth Avenue, 26th Floor

New York, NY 10103-0040

Attention:	Jane Vris

Facsimile:	(917) 849-5387

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party.

Section 6.07 Headings.  The headings of this Agreement are for reference only and shall not limit or otherwise affect the meaning hereof.

Section 6.08 Confidentiality.  The Existing Noteholders and the Company agree to maintain the confidentiality of the identity and commitment of the Existing Noteholders; provided, however, that such information may be disclosed:  (a) to the Company’s respective directors, trustees, executives, officers, auditors, and employees and financial and legal advisors or other agents, on a need to know basis, (collectively referred to herein as the “Representatives” and individually as a “Representative”) and (b) to parties in response to, and to the extent required by, (i) any subpoena, or other legal or regulatory process, or (ii) any governmental entity. If the Company or its Representatives receive a subpoena or other legal or regulatory process as referred to in clause (b)(i) above, then the Company shall provide the Existing Noteholders with prompt written notice of any such request or requirement, to the extent permissible and practicable under the circumstances, so that the Existing Noteholders may (at the Company’s expense) seek a protective order or other appropriate remedy or waiver of compliance with the provisions of this Agreement.

Notwithstanding the provisions in this section, the Company may disclose the existence of and nature of commitment evidenced by this Agreement in any public disclosure or filing (including, without limitation, press releases, Exchange Act filings and the court materials) produced by the Company at the discretion of the Company, provided that in the context of any such public disclosure, with respect to commitment amounts, only the aggregate commitment amount ($100 million) may be disclosed.  Notwithstanding the foregoing, nothing in this Agreement shall obligate the Company to make any public disclosure of this Agreement.

Section 6.09 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to internal conflicts of law principles that may apply to this Agreement in any other jurisdiction.  Each of the parties hereto hereby irrevocably and unconditionally submits to the nonexclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from either thereof, but solely in any action or proceedings arising out of or relating to this Agreement or the Transactions.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b) Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the Transaction.

Section 6.10 Several, Not Joint, Obligations.  The agreements, representations, liabilities and obligations of the parties under this Agreement are, in all respects, several and not joint.

Section 6.11 Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.  This Agreement may be executed in facsimile form or in portable document format (pdf).

Section 6.12 Professional Advice Obtained.  Each of the parties hereto has received independent legal and professional advice from advisors of its choice with respect to the provisions hereof and the advisability of entering into the agreements set forth herein.  Prior to the execution hereof, each of the parties hereto and their applicable advisors reviewed this Agreement and the Exhibits hereto.

Section 6.13 Further Assurances. The parties hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver such other agreements, certificates, instruments and documents as any other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby in accordance with the terms and conditions hereof.

Section 6.14 Costs, Fees and Expenses; Indemnification; Limitation on Damages.

(a) In consideration of the Existing Noteholders’ Backstop Commitment, the Company agrees to pay and reimburse the Existing Noteholders for the reasonable, documented out-of-pocket fees, costs and expenses of their advisors on the terms previously agreed to by the Company in writing regardless of whether all or any part of the Transactions are consummated, except to the extent provided otherwise in such terms previously agreed to by the Company.

(b) The Company agrees to indemnify and hold harmless each Existing Noteholder, and each of its affiliates and each of its and its affiliates’ respective officers, directors, partners, shareholders, members, trustees, controlling persons, employees, agents, advisors, attorneys and representatives (each, an “Indemnified Party”) from and against any and all reasonable, documented out-of-pocket costs and expenses (including, without limitation, reasonable and documented fees and disbursements of outside counsel), that may be incurred by any Indemnified Party in defending any claims by any third party (it being understood that claims asserted on behalf of the Company or its estate or by any successor or assign, whether through a litigation trust or similar vehicle, a trustee, a committee or other parties, are considered third parties for this section) arising out of or in connection with or relating to this Agreement, or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any Indemnified Party is a party thereto, and shall reimburse each Indemnified Party upon demand for all reasonable and documented out-of-pocket legal and other expenses incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any third party lawsuit, investigation, claim or other proceeding relating to any of the foregoing (but also including, without limitation, in connection with the enforcement of the indemnification obligations set forth herein), irrespective of whether the transactions contemplated hereby are consummated, except to the extent (i) such cost or expense arises in connection with or as a result of any dispute, disagreement, claim, litigation, investigation or proceeding between or among the Existing Noteholders or the Existing Noteholders and the Company or any of its affiliates (other than in connection with the enforcement of the indemnification obligations set forth herein) or (ii) such cost or expense is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from an Indemnified Party’s bad faith, gross negligence or willful misconduct or from such Indemnified Party’s breach of this Agreement; provided, that the Company shall not have to reimburse the legal fees and expenses of more than one outside counsel (and any local counsel) for all Indemnified Persons with respect to any specific matter for which indemnification is sought unless, as reasonably determined by any such Indemnified Person’s counsel, representation of all such Indemnified Persons would create an actual or potential conflict of interest.

(c) Neither the Company nor any of its affiliates shall have any liability for any settlement of any lawsuit, claim or other proceeding arising out of this Agreement or the transactions contemplated hereby if such settlement is entered into without the prior written consent of the Company, not to be unreasonably withheld.

Section 6.15 Construction.  Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.  As used herein, “knowledge of the Company” and the “Company’s knowledge” means the actual knowledge of Peter Thompson and Kristopher Simpson.

Section 6.16 Time of Essence.  Time is of the essence with respect to all provisions of this Agreement.

*     *     *     *     *

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the date first written above.

RADIO ONE, INC. By: Name: Its:

Capital Research and Management Company, for and on behalf of certain funds it manages (such funds collectively, the “Capital Research Entities”) By: Name: Its:
Address:

Capital Research and Management Company
11100 Santa Monica Blvd., 18th floor
Los Angeles, CA  90025
Phone:  (310) 996-6183 or (213) 486-9652
Fax:  (310) 996-6592 or (213) 615-0430
E-mail:  kaas@capgroup.com
with a copy to:  knn@capgroup.com
Attn:  Kelly Swanson or Kristine Nishiyama

Franklin Templeton Investment Funds - Franklin High Yield Fund (a “Franklin Entity”) By: Name: Its:
Franklin Templeton Investment Funds - Templeton Global High Yield Fund (a “Franklin Entity”) By: Name: Its:
Franklin Institutional Global High Yield (a “Franklin Entity”) By: Name: Its:
Franklin Templeton Investment Funds - Templeton Global Income Fund (a “Franklin Entity”) By: Name: Its:
Franklin Templeton Investment Funds - Templeton Global Total Return Fund (a “Franklin Entity”) By: Name: Its:
Franklin Templeton Investment Funds - Franklin Strategic Income Fund (a “Franklin Entity”) By: Name: Its:
Franklin Templeton Limited Duration Income Trust (a “Franklin Entity”) By: Name: Its:
Franklin High Income Trust - High Income Fund (a “Franklin Entity”) By: Name: Its:
Franklin Universal Trust (a “Franklin Entity”) By: Name: Its:
Franklin Strategic Income Fund (a “Franklin Entity”) By: Name: Its:
Templeton Global Investment Trust - Templeton Income Fund (a “Franklin Entity”) By: Name: Its:
Templeton Income Fund (a “Franklin Entity”) By: Name: Its:
Franklin Advisers, Inc. (Separate Account) (a “Franklin Entity”) By: Name: Its:
Franklin Strategic Income Fund (a “Franklin Entity”) By: Name: Its:
Franklin High Income Fund (a “Franklin Entity”) By: Name: Its:
Franklin Templeton Variable Insurance Product Trust - High Income Fund (a “Franklin Entity”) By: Name: Its:
Franklin Templeton Variable Insurance Product Trust - Franklin Strategic Income Securities Fund (a “Franklin Entity”) By: Name: Its:
American Beacon Funds-High Yield Bond Fund (a “Franklin Entity”) By: Name: Its:
FT Opportunistic Distressed Fund, Ltd. (a “Franklin Entity”) By: Name: Its:
Franklin Templeton Global Multisector Plus (Master) Fund Ltd (a “Franklin Entity” and collectively with each other Franklin Entity, the “Franklin Entities”) By: Name: Its:
Address: Franklin Advisers, Inc. One Franklin Parkway, Bldg. 970, 1st Floor San Mateo, CA 94403 Phone: (800) 632-2350 ext. 53516 Fax: (916) 463-3516 E-mail: kchan@frk.com Attn: Kristine Chan

New York Life Investment Management LLC, as investment manager for certain managed funds and accounts (such funds and accounts collectively, the “New York Life Entities”) By: Name: Its:
Address:

New York Life Investment Management LLC
Office of General Counsel – 10th Floor
51 Madison Avenue
New York, NY 10010
Phone:  (212) 576-8079
Fax:  (212) 576-8340
E-mail:  Maureen_cronin@nylim.com
Attn:  Maureen Cronin

Oaktree Capital Management, L.P., on behalf of itself solely for purposes of making the representations and warranties in Section 5.01(a), Section 5.01(b), Section 5.01(d), and Section 5.01(e), and for all other purposes on behalf of certain funds and/or accounts that it manages and/or advises (such funds and/or accounts collectively, the “Oaktree Entities”)

By:
Name:
Its:

By:
Name:
Its:

Address: Oaktree Capital Management, L.P. 333 S. Grand Avenue, 28th Floor Los Angeles, CA 90071 Phone: (213) 830-6217 Fax: (213) 830-6291 E-mail: vpark@oaktreecapital.com Attn: Victoria Park

Stone Harbor Investment Partners LP, on behalf of itself solely for purposes of making the representations and warranties in Section 5.01(a), Section 5.01(b), Section 5.01(d), and Section 5.01(e), and for all other purposes as agent for and on behalf of certain managed funds and accounts (such funds and accounts collectively, the “Stone Harbor Entities”)

By:
Name:
Its:

Address:

Stone Harbor Investment Partners LP
31 West 52nd Street, 16th Floor
New York, NY 10019
Phone:  (212) 548-1028
Fax:  (212) 548-1222
E-mail:  agiordano@shiplp.com
with a copy to fcalicchio@shiplp.com
Attn:  Alberto Giordano